UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment and Departure of Directors and Officers

Resignation of Directors and Officers

Effective as of August 5, 2026, Wu Wai Kong resigned as an independent director, the chairperson of the Compensation Committee, a member of the Nominating and Corporate Governance Committee and a member of the Audit Committee of the Company. Effective as of August 7, 2026, Mhlengi Prevail Mafu resigned as a director and co-chief executive officer of the Company. Effective as of August 7, 2026, Chung Wai Wong resigned as a director and a member of Nominating and Corporate Governance Committee, a member of Audit Committee and a member of Compensation Committee. None of these resignations resulted from any disagreement with the Company on any matter relating to its operations, policies, or practices. The Board accepted the resignations of Wu Wai Kong, Mhlengi Prevail Mafu and Chung Wai Wong from their respective positions of the Company.

Appointment of Directors and Officers

Effective August 7, 2026 the Board appointed Ms. Hsu Hui Chen and Ms. Lim Fei Fern (the “New Directors”) in lieu of Mhlengi Prevail Mafu and Wu Wai Kong, respectively. Ms. Hsu Hui Chen was appointed as the director and co-chief executive officer of the Company, effective from August 7, 2026. Ms. Lim Fei Fern was appointed as the independent director, as well as the chairperson of the Compensation Committee, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Company, effective from August 7, 2026. The appointment has no specific term and can be terminated by either the New Directors or the Company at any time without advance notice. The biographical information of the New Directors is set forth below.

Ms. Hsu Hui Chen has extensive experience in global sourcing, procurement strategy, vendor management, and contract negotiation across various industries, including clinical trials, electrical, and electronic sectors. She served as Global Category Senior Manager / Strategic Procurement at Parexel International from February 2020 to September 2025, where she oversaw global procurement strategies for medical equipment, ancillary supplies, customs brokerage, and courier categories, while driving cost optimization and vendor playbook development. Prior to that, Ms. Hsu held various management and strategic sourcing positions at Parexel International from October 2008 to February 2020, including Global Vendor Relationship Manager and Global Category Sourcing Manager, where she managed supplier performance, risk mitigation, and cross-functional team leadership. Ms. Hsu specializes in developing holistic supply base strategies, executing major service agreements, and optimizing total cost of ownership. Ms. Hsu holds a bachelor’s degree in Business Administration from National Taiwan University.

Ms. Lim Fei Fern is a seasoned finance and accounting professional specializing in financial management, operational cost optimization, and internal controls. She has served as the Finance Manager at SRX Malaysia Sdn Bhd since September 2015, where she leads the finance team in managing operational financial needs, financial reporting, cash management, e-invoicing implementation, and post-acquisition finance integration. Prior to that, Ms. Lim served as the Accounting Manager at ASM Technology (M) Sdn Bhd from March 2014 to September 2015, and as a Management Accountant at Kerry Ingredients (M) Sdn Bhd from August 2012 to March 2014, focusing on cost accounting, inventory control, and operational variance analysis. Prior to 2012, she served as an Accountant at Tridonic Malaysia Sdn Bhd (2011–2012) and held accounting roles at Beyonics Technology (Senai) Sdn Bhd (2006–2011), accumulating extensive experience in AP/AR/GL management, transfer pricing, forex compliance, and fixed assets management. Ms. Lim’s expertise lies in establishing robust internal controls, optimizing working capital, and ensuring regulatory compliance in cross-border transactions. Ms. Lim holds a bachelor’s degree in Commerce (Accounting & Finance) from Curtin University of Technology, Australia, and is a certified member of CPA Australia and the Malaysian Institute of Accountants.

Ms. Hsu Hui Chen and Ms. Lim Fei Fern do not have any family relationship with any director or executive officer of the Company. They have not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	CCH HOLDINGS LTD

	By:	/s/ Goh Kok E
	Name:	Goh Kok E
	Title:	Chairman and Chief Executive Officer and Chief Operating Officer

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